QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.K. of Form F-9;
File No. 333-120030

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 3, 2004)

US$400,000,000

PC Financial Partnership

5.00 % Senior Notes due 2014

Unconditionally guaranteed as to payment of principal, premium, if any, and interest by
Petro-Canada

       The Notes will bear interest at the rate of 5.00 percent per year. PC Financial Partnership will pay interest on the Notes on May 15 and November 15 of each year, beginning on May 15, 2005. The Notes will mature on November 15, 2014. The Notes will be issued only in denominations of US$1,000 and integral multiples of US$1,000.

       The Notes will be senior obligations of PC Financial Partnership and will rank equally with all of its other unsecured senior debt. The Notes will be fully and unconditionally guaranteed on senior basis by Petro-Canada. The guarantee will rank equally with all other unsecured debt of Petro-Canada.

       PC Financial Partnership may redeem some or all of the Notes at any time at the redemption prices described in this prospectus supplement. PC Financial Partnership may also redeem all of the Notes at any time in the event certain changes affecting Canadian withholding taxes occur. The Notes will not be entitled to the benefit of any sinking funds.

       Investing in the Notes involves risk. See "Risk Factors" beginning on page 29 of the prospectus.

       Petro-Canada is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Petro-Canada prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of U.S. companies.

       You should be aware that owning these Notes may have tax consequences both in the United States and Canada. This prospectus supplement and the prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

       Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Petro-Canada is continued under the laws of Canada, most of its officers and directors and most of the experts named in this prospectus supplement and the prospectus are residents of Canada, and all or a substantial portion of Petro-Canada's assets are located outside the United States.

       These Notes have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. There is no market through which these Notes may be sold and purchasers may not be able to resell Notes purchased under this prospectus supplement.

       Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.472%	US$397,888,000
Underwriting commission	0.650%	US$ 2,600,000
Proceeds to PC Financial Partnership	98.822%	US$395,288,000

       The price of the Notes will also include accrued interest, if any, from November 15, 2004 to the date of delivery. The underwriters expect to deliver the Notes on or about November 15, 2004 through The Depository Trust Company.

Joint Book-Running Managers

Citigroup	JPMorgan

Harris Nesbitt	Scotia Capital	RBC Capital Markets

ABN AMRO Incorporated
BNP PARIBAS
CIBC World Markets
Deutsche Bank Securities
HSBC
TD Securities

November 8, 2004

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes being offered and adds to certain information contained in the prospectus and the documents incorporated by reference. The second part, the accompanying base shelf prospectus dated November 3, 2004, gives more general information, some of which may not apply to the Notes being offered. The accompanying base shelf prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Notes in any jurisdiction where the offer or sale is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

        In this prospectus supplement, unless otherwise specified or the context otherwise requires, references to "Petro-Canada", the "Corporation", "us", "we" or "our" mean Petro-Canada and its subsidiaries, including PC Financial Partnership. References to the "partnership" means PC Financial Partnership. Unless otherwise specified, all dollar amounts contained in this prospectus supplement and in the prospectus are expressed in Canadian dollars, and references to "dollars", "Cdn $" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. All financial information included and incorporated by reference in this prospectus supplement and in the prospectus is prepared using generally accepted accounting principles which are in effect from time to time in Canada, which we refer to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 23 of our annual audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, incorporated by reference in the prospectus. Note 23 in the consolidated financial statements as at and for the year ended December 31, 2003 includes a significant difference between Canadian GAAP and U.S. GAAP pertaining to the accounting for asset retirement obligations. Under U.S. GAAP, the new accounting for asset retirement obligations was effective January 1, 2003, which resulted in a cumulative effect adjustment charged to net earnings in the 2003 fiscal year. Effective January 1, 2004, Petro-Canada adopted, on a retroactive basis, the accounting for asset retirement obligations under Canadian accounting standards, thereby eliminating this Canadian GAAP and U.S. GAAP difference in 2004 and in future years.

        Any statement contained in this prospectus supplement or in the prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or in the prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement or the prospectus to the extent that a statement contained in this prospectus supplement or the prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement or in the prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference in and constitute a part of this prospectus supplement or the prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference in the prospectus. See "Where You Can Find More Information" in the prospectus. The following documents are specifically incorporated by reference in and form an integral part of the prospectus:

  •
  Petro-Canada's management proxy circular dated March 4, 2004, excluding the information contained therein under the headings "Executive Compensation—Report on Executive Compensation", "Executive Compensation—Stock Performance Graph" and "Corporate Governance Practices";

  •
  Petro-Canada's annual information form dated March 4, 2004, including the "Management's Discussion and Analysis" information incorporated therein;

  •
  Petro-Canada's audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the reports of the auditors thereon (excluding, for greater certainty, our audited consolidated financial statements as at and for the year ended December 31, 2001, and the report of the auditors thereon insofar as it relates to such statements);

  •
  Petro-Canada's unaudited interim consolidated financial statements as at September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003;

  •
  the information contained under the heading "Management's Discussion and Analysis" contained in our Quarterly Report to Shareholders for the nine months ended September 30, 2004;

  •
  Petro-Canada's material change report dated May 25, 2004 with respect to its acquisition of a 29.9 percent interest in the Buzzard field in the United Kingdom North Sea;

  •
  Petro-Canada's material change report dated June 9, 2004 with respect to its agreement to acquire all of the outstanding shares of Prima Energy Corporation;

  •
  Petro-Canada's material change report dated June 22, 2004 with respect to its normal course issuer bid; and

  •
  Petro-Canada's material change report dated September 29, 2004 with respect to the completion of the sale by the Government of Canada of its stake in Petro-Canada.

        Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all financial statements, all material change reports (excluding confidential reports, if any), as well as all prospectus supplements disclosing additional or updated information, filed by Petro-Canada with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus supplement and prior to 25 months from the date of the prospectus shall be deemed to be incorporated by reference into this prospectus supplement and the prospectus. To the extent that any document or information incorporated by reference in this prospectus supplement or the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus supplement and the prospectus form a part. In addition, any document filed with or furnished to the SEC by Petro-Canada or the partnership which specifically states that it is intended to be incorporated by reference into either of the registration statements of which this prospectus forms a part shall be deemed to be incorporated by reference into each applicable registration statement.

CURRENCY EXCHANGE RATES

        We publish our consolidated financial statements in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On November 8, 2004, the inverse of the noon buying rate was Cdn $1.00 equals US$0.8386.

	Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002
High	0.7907	0.7492	0.7738	0.6619
Low	0.7158	0.6349	0.6349	0.6200
Average(1)	0.7525	0.7049	0.7139	0.6368
Period End	0.7906	0.7404	0.7738	0.6329

(1)
The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the prospectus contain or incorporate by reference forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement and the prospectus and that address activities, events or developments that Petro-Canada and the partnership expect or anticipate may or will occur in the future are forward-looking statements. Forward-looking statements contained or incorporated by reference in this prospectus supplement and the prospectus include, but are not limited to, references to:

  •
  future capital and other expenditures (including the amount, nature and sources of funding thereof);

  •
  oil and gas production levels, including our expected average share of peak production from the U.K. Buzzard field, and the sources of their growth;

  •
  shares of production;

  •
  tax and royalty rates;

  •
  oil and gas prices;

  •
  the rate of exchange between Canadian dollars and United States dollars and other foreign currencies;

  •
  interest rates;

  •
  refining and marketing margins;

  •
  demand for refined petroleum products;

  •
  the effect of labour action on our operations;

  •
  planned construction and expansion of facilities;

  •
  retail site throughputs;

  •
  production capacity;

  •
  pre-production and operating costs;

  •
  reserve estimates and recovery rates;

  •
  reserve life;

  •
  status of, and plans for, the Syrian North and South Middle Area Gas project;

  •
  natural gas export capacity;

  •
  plans for and results of exploration and development activities;

  •
  environmental matters;

  •
  drilling plans;

  •
  acquisition and disposition of resource properties; and

  •
  the dates by which certain areas and facilities will be developed or will come on stream.

        Undue reliance should not be placed on these forward-looking statements, which are based upon Petro-Canada's and the partnership's assumptions and are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. Such factors include, but are not limited to:

  •
  general economic, market and business conditions;

  •
  industry capacity;

  •
  competitive action by other companies;

  •
  fluctuations in oil and gas prices;

  •
  refining and marketing margins;

  •
  the ability to produce and transport crude oil and natural gas to markets;

  •
  the results of exploration and development drilling and related activities;

  •
  reservoir performance and operating facility reliability;

  •
  fluctuation in foreign currency exchange rates and interest rates;

  •
  the ability of suppliers to meet commitments;

  •
  the failure to negotiate satisfactory collective agreements with our employees;

  •
  actions by governmental authorities including increases in taxes;

  •
  political or geopolitical changes;

  •
  decisions or approvals of administrative tribunals;

  •
  changes in environmental and other regulations;

  •
  the availability of capital markets;

  •
  war or terrorist attacks;

  •
  risks attendant with oil and gas operations; and

  •
  other factors, many of which are beyond Petro-Canada's and the partnership's control.

        These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations in our annual information form dated March 4, 2004, filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus supplement and the prospectus. Neither Petro-Canada nor the partnership undertakes any obligation to update publicly or revise any forward-looking statements contained in this prospectus supplement and the prospectus, and such statements are expressly qualified by this cautionary statement. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus.

SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$400,000,000 principal amount of 5.00% senior notes due 2014.
Maturity Date	November 15, 2014.
Interest Payment Dates	May 15 and November 15 of each year, beginning May 15, 2005.
Issuer	PC Financial Partnership, a Delaware general partnership of which Petro-Canada is the managing partner.
Guarantor	Payment of principal, premium, if any, interest and any Additional Amounts on the Notes will be fully and unconditionally guaranteed by Petro-Canada.
Ranking
The Notes will be the partnership's direct, unsecured and unsubordinated obligations and will rank equally with all of the partnership's unsecured and unsubordinated debt. The guarantee will be a direct, unsecured and unsubordinated obligation of Petro-Canada ranking equally and ratably with all of Petro-Canada's other unsecured and unsubordinated indebtedness from time to time outstanding. Petro-Canada's obligations under the guarantee will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Petro-Canada's subsidiaries, partnerships and other entities through which it conducts its operations. At September 30, 2004, Petro-Canada's subsidiaries, partnerships and other entities through which it conducts its operations had approximately $798 million of indebtedness and other liabilities, comprising primarily trade payables but excluding intercompany indebtedness and guarantees. See "Description of the Notes—General" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus.
Redemption
We may redeem some or all of the Notes at any time at the redemption prices described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement. We may also redeem the Notes, in whole but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Certain Covenants	The indenture governing the Notes contains covenants that, among other things:
• limit the ability of Petro-Canada and its restricted subsidiaries to create liens on certain of our property;
• limit the ability of Petro-Canada and its restricted subsidiaries to enter into sale and leaseback transactions with respect to certain of our existing property; and

• restrict the ability of Petro-Canada and the partnership to consolidate or merge with, or transfer all or substantially all of its respective assets to, another person.
These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.
Additional Amounts
We will make payments on the Notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exceptions, we will pay such Additional Amounts as may be necessary so that the net amount received by holders of the Notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. See "Description of Debt Securities—Additional Amounts" in the prospectus.
Use of Proceeds
The net proceeds to the partnership from this offering will be approximately US$394.3 million, after deducting underwriting commissions, and after deducting estimated expenses of the offering of US$1.0 million. All of the net proceeds received by the partnership from the sale of the Notes will be used to repay an unsecured bank credit facility that we established to indirectly fund a portion of the cost of our acquisition of Prima Energy Corporation. See "Use of Proceeds" in this prospectus supplement.
Form and Denominations
The Notes will be represented by one or more global notes registered in the name of Cede & Co., a nominee of The Depository Trust Company. Beneficial interests in any global note will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, Notes in definitive form will not be issued.
Further Issuances
We may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional Notes under the Indenture. Such additional Notes will rank equally and will have the same terms as the Notes offered hereby in all respects (except for the payment of interest accruing prior to the issue date of the new Notes and except for the first payment of interest following the issue date of the new Notes) so that such new Notes may be consolidated and form a single series with the Notes.
Governing Law	The Notes, the guarantee and the indenture governing the Notes and the guarantee will be governed by the laws of the State of New York.

PC FINANCIAL PARTNERSHIP

        The partnership was formed in 2004 as a general partnership under the laws of the State of Delaware. The partners of the partnership are Petro-Canada (which holds a 99.9 percent interest) and a wholly-owned subsidiary of Petro-Canada incorporated under the laws of Canada (which holds a 0.1 percent interest). Currently, the partnership has no independent operations, and its primary purpose is the financing of other subsidiaries or affiliates of Petro-Canada in the United States. The partnership does not have any current plans to have other operations. The partnership does not expect to make any annual or other reports publicly available.

PETRO-CANADA

Overview

        We are an integrated oil and gas company, a leader in the Canadian petroleum industry, with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream sector, we explore for, develop, produce and market crude oil and natural gas in Canada and internationally. Our downstream sector refines crude oil and other feedstocks and markets and distributes petroleum products and related goods and services, primarily in Canada but with some international marketing, especially for lubricants. Our core businesses are North American Natural Gas, East Coast Oil, Oil Sands, International and Downstream, each of which is discussed below and in the documents incorporated by reference in the prospectus.

Business Units

North American Natural Gas

        Our North American Natural Gas holdings are located principally in western Canada, the U.S. Rockies region, the Mackenzie Delta (Northwest Territories), Alaska and the Nova Scotian Slope (offshore Nova Scotia). We have modified our North American Natural Gas strategy to capitalize on the higher natural gas prices we expect to see over the next several years, until new major sources of gas supply become apparent in the market. Our strategy is to sustain North American Natural Gas production through this period of higher expected natural gas prices. In the near-term, we have made additional capital and resources available in our core areas of western Canada. In the medium-term, we are pursuing unconventional gas resources in western Canada and the U.S. Rockies. For the longer term, we are participating in a range of new gas plays and sources which include the Mackenzie Delta/Corridor, the Nova Scotian Shelf, Alaska and liquefied natural gas (LNG) opportunities to supply the North American gas market. Our North American natural gas production averaged approximately 693 million cubic feet per day during 2003 and 686 million cubic feet per day during the nine months ended September 30, 2004.

  Acquisition of Prima Energy Corporation

        In July 2004, through a wholly-owned subsidiary, we acquired all of the outstanding shares of Prima Energy Corporation for US$538 million. We financed this acquisition using a US$400 million fully underwritten credit facility and existing committed credit lines. Prima Energy is a Denver-based oil and gas company engaged in the exploration for, and acquisition, development and production of, crude oil and natural gas. Prima Energy has established a track record of growing natural gas production from the U.S. Rockies region, largely through developing unconventional gas reserves. Prima Energy produced an average of approximately 51 million cubic feet per day of natural gas equivalent before royalties during 2003. Current production comes largely from the Powder River and Denver-Julesburg basins. Approximately 40 percent is coal bed methane and the remainder comes mostly from tight gas reservoirs. Prima Energy also has an extensive undeveloped acreage position and 1,600 drillable locations identified. In addition to acreage in the Powder River and Denver-Julesburg basins, Prima Energy's 360,000 undeveloped acres include positions in the Green River, Uinta and Wind River basins. At December 31, 2003, Prima Energy's published proved reserves, converted by Petro-Canada to a before-royalties basis, were 152 billion cubic feet of natural gas equivalent.

East Coast Oil

        Our East Coast Oil holdings are located principally on the Grand Banks (offshore Newfoundland and Labrador). Our East Coast Oil strategy is to sustain profitable production through reservoir extensions. Our holdings include a 20 percent interest in the Hibernia development, a 34 percent interest in the Terra Nova development and a 27.5 percent interest in the White Rose development. Our share of crude oil production from our combined interests at Hibernia and Terra Nova averaged approximately 86,000 barrels per day during 2003 and 81,400 barrels per day during the nine months ended September 30, 2004. Development of the White Rose oil field, which began in 2002, includes construction of a floating, production, storage and offloading vessel with a production capacity of 100,000 barrels of oil per day. We expect first oil from White Rose in early 2006. Additionally, we have interests in other significant discovery areas on the Grand Banks.

Oil Sands

        Our Oil Sands holdings are located principally in northeastern Alberta. Our Oil Sands strategy includes participation in successive phases of Syncrude's long-term expansion plans and our own staged development of in situ bitumen production and integration with processing at our refinery in Edmonton. Our major Oil Sands interests include a 12 percent participation in the Syncrude joint venture (a bitumen mining and upgrading facility) and 100 percent ownership of the MacKay River in situ bitumen development. We also hold about 300,000 net acres of leases considered prospective for in situ development of bitumen reserves. Our share of synthetic crude oil production from Syncrude averaged approximately 25,000 barrels per day during 2003 and 29,000 barrels per day during the nine months ended September 30, 2004. MacKay River bitumen production, which came on stream in November 2002, averaged approximately 11,000 barrels per day in 2003 and 15,500 barrels per day during the nine months ended September 30, 2004. Bitumen is recovered in situ where oil sands are too deep to be mined economically and the bitumen is too thick to flow to the surface through conventional methods. Our bitumen extraction process utilizes steam-assisted gravity drainage, which is commonly known by the acronym SAGD. SAGD combines horizontal drilling with thermal steam injection. We are preparing for the commencement of the regulatory process for subsequent in situ developments and work is proceeding on plan for the Edmonton refinery conversion to enable processing of bitumen.

International

        In May 2002, we acquired most of the upstream oil and gas assets of Veba Oil & Gas GmbH, a European-based exploration and production company. The acquisition cost totaled approximately $2.2 billion. Our International operations are currently focused on the three core exploration and production regions of Northwest Europe, North Africa/Near East and Northern Latin America. Our strategy is to build a platform to deliver profitable growth by expanding and exploiting the current portfolio of assets, targeting acquisitions and new opportunities and developing a balanced exploration program. Our International production averaged approximately 210,000 barrels of oil equivalent per day during 2003 and 201,000 barrels of oil equivalent per day during the nine months ended September 30, 2004.

        In Northwest Europe, our production comes from the United Kingdom and Netherlands sectors of the North Sea, with exploration programs extending into Denmark. In the U.K. sector, our operations are centered around existing infrastructure, principally the Scott platform in the Outer Moray Firth and the Triton floating, production, storage and offloading vessel, located further south in the central North Sea, 190 kilometres east of Aberdeen.

        Our North Africa/Near East region, which provides the major portion of our international crude oil production, combines our interests in Syria, Libya, Algeria and Tunisia. In Syria, our interests are consolidated under the umbrella of a joint venture firm, Al Furat Petroleum Company, which produces about 55 percent of Syrian production. In Libya, where we are one of the largest producers, our major holding is a 49 percent interest in a joint venture with the National Oil Corporation of Libya, which combines the operations of 22 fields.

        In Northern Latin America, our operations are focused on Trinidad and Venezuela. In Trinidad, we hold a 17 percent working interest in the North Coast Marine Area – 1 natural gas project in partnership with the operator, British Gas. In Venezuela, we hold a 50 percent interest in the La Ceiba block.

  Acquisition of Interest in U.K. Buzzard Field

        In June 2004, we acquired Intrepid Energy Limited's 29.9 percent interest in the Buzzard oil field in the U.K. North Sea for US$887 million, including closing costs and adjustments and net of acquired cash. We financed this acquisition using cash reserves and existing committed credit facilities. Buzzard, located 100 kilometres northeast of Aberdeen, is currently under development, with the first oil expected by the end of 2006. The Buzzard reservoir is an Upper Jurassic sandstone at a depth of 7,800 to 9,200 feet below sea level with an area of approximately 20 square kilometres. The field is approximately 28 kilometres from the existing Forties pipeline system. Buzzard is the largest U.K. North Sea oil field discovered in over a decade. Our share of peak production is expected to average approximately 60,000 barrels per day. The Buzzard field is a discovered resource for which we estimate that total recovery will be in the order of 550 million barrels of oil, based on estimated oil in place of approximately 1.2 billion barrels. Oil in place means the amount of crude oil in the pores of the subsurface reservoir; only a portion of this oil can be produced. We are undertaking the work necessary to enable us to classify the estimated recoverable volume of the Buzzard field into the appropriate reserves and resources categories. We expect that our share of the capital required to bring the field to first oil will be approximately $790 million, which will be funded from operating cash flow.

Downstream

        Our Downstream holdings are located principally in Canada. We own and operate two refineries strategically located in two of Canada's major markets: Montréal, Québec and Edmonton, Alberta. Preparations for the consolidation of our eastern Canada refining operations and the closure of our Oakville, Ontario refinery are proceeding. Our Downstream strategy is to generate superior returns by focusing on first-quartile refining performance, advancing Petro-Canada as the brand of choice for Canadian gasoline consumers, and increasing sales of high-margin specialty lubricants. Our refineries produce a full range of refined petroleum products, including gasolines, diesel oils, heating oils, aviation fuels, heavy fuel oils, asphalts, petrochemicals and feedstocks for lubricants. A nation-wide marketing network serves retail, wholesale and industrial customers across Canada, with a 17 percent share of the national refined products market. Our lubricants centre, in Mississauga, Ontario, produces specialty lubricants and waxes that we market in Canada and internationally. We are the largest producer of lubricant base stocks in Canada and the largest producer of high-quality white oils in the world. White oils are used as non-toxic pharmaceutical grade components of food packaging, cosmetics and other specialty applications.

Recent Developments

        We are currently negotiating the renewal of the collective agreement with the employees at our Montreal refinery, but no agreement has yet been reached. The prior collective agreement expired on January 31, 2004. In the event we reach an impasse and labour action is taken, we have developed contingency plans we expect will allow us to continue to supply our markets and customers. Consequently, we do not expect that the taking of any labour action would have a material adverse effect on our Downstream business.

        On October 12, 2004, we announced that we had signed a memorandum of understanding with JSC Gazprom, a Russian company, to investigate a joint liquefied natural gas project which, if undertaken, would seek to ship liquefied natural gas from Russia to North American markets by 2009. Under the memorandum of understanding, the companies will cooperatively study all aspects of the liquefied natural gas value chain. The memorandum of understanding also contemplates further cooperation between the companies in both Russia and North America on exploration, production, re-gasification and marketing, including a potential joint development of a liquefaction plant in the St. Petersburg region and a joint investigation of options for gas supplies to that plant and re-gasification in North America.

        On September 29, 2004, the Government of Canada completed the public offering of its remaining 19 percent stake in us. The Government sold its 49,390,104 Petro-Canada common shares, at a price of $64.50 per share, for total proceeds of approximately $3.2 billion. We did not receive any proceeds in the public offering.

        On September 1, 2004, we announced that we had signed a memorandum of understanding with TransCanada PipeLines Limited to develop a liquefied natural gas regasification facility in Gros Cacouna, Québec, capable of processing an average of approximately 500 million gross cubic feet per day of natural gas. The estimated total cost of construction of the facility is $660 million.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

        The following tables set forth selected consolidated financial and operating information as at and for the nine months ended September 30, 2004 and 2003 and as at and for the years ended December 31, 2003 and 2002.

        The selected consolidated financial information has been derived from our unaudited interim consolidated financial statements and our audited annual consolidated financial statements for the periods indicated. Deloitte & Touche LLP, Chartered Accountants, audited the consolidated financial statements for the years ended December 31, 2003 and 2002.

        In addition, certain segmented financial information for our business units is set forth for the periods indicated.

        Petro-Canada's consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 23 of our audited annual consolidated financial statements as at and for the years ended December 31, 2003 and 2002, incorporated by reference in the prospectus. Note 23 in the consolidated financial statements as at and for the year ended December 31, 2003 includes a significant difference between Canadian GAAP and U.S. GAAP pertaining to the accounting for asset retirement obligations. Under U.S. GAAP, the new accounting for asset retirement obligations was effective January 1, 2003, which resulted in a cumulative effect adjustment charged to net earnings in the 2003 fiscal year. Effective January 1, 2004, Petro-Canada adopted, on a retroactive basis, the accounting for asset retirement obligations under Canadian accounting standards, thereby eliminating this Canadian GAAP and U.S. GAAP difference in 2004 and in future years.

        You should read this information in conjunction with our audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, management's discussion and analysis for the year ended December 31, 2003, our unaudited consolidated financial statements as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003 and our management's discussion and analysis for the nine months ended September 30, 2004, all of which are incorporated by reference in the prospectus.

Summary Historical Financial Data

	Nine Months Ended September 30,		Year Ended December 31,(1)
	2004	2003	2003	2002
	(in millions)
Statement of earnings items:
Revenue	$10,660	$9,797	$12,221	$9,917
Expenses
Crude oil and product purchases	4,946	4,218	5,098	4,556
Operating, marketing and general	1,988	1,901	2,407	2,036
Exploration	159	233	271	301
Depreciation, depletion and amortization	1,050	1,095	1,539	957
Loss (gain) on translation of foreign currency denominated long-term debt	(25)	(201)	(251)	52
Interest	108	139	182	187
Earnings before income taxes	2,434	2,412	2,975	1,828
Canadian GAAP
Net earnings	$1,316	$1,452	$1,669	$974
U.S. GAAP
Net earnings			$1,561	$895
Statement of cash flows items:
Cash flow from operating activities before changes in non-cash working capital(2)	$2,701	$2,744	$3,372	$2,276
Cash flow from operating activities	3,048	2,505	3,208	2,050
Expenditures on property, plant and equipment and exploration(3)	3,098	1,670	2,315	1,861
Acquisition of Prima Energy Corporation	644	—	—	—
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—	—	—	2,234
Balance sheet items (at period end):
Cash and cash equivalents	$445	$588	$635	$234
Total assets	17,994	14,307	14,590	13,439
Total debt	2,614	2,316	2,229	3,057
Shareholders' equity(4)	8,366	7,305	7,721	5,776
Other financial data:
EBITDAX(5)	$3,751	$3,879	$4,967	$3,273

Notes

(1)
The consolidated financial information as at and for the years ended December 31, 2003 and 2002 has not been restated to reflect the retroactive adoption of the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. Under the new standard effective January 1, 2004, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities. Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. Asset retirement obligations are not recorded for those assets which have an indeterminate useful life. In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5 percent. Had the consolidated financial information been restated to reflect this new standard, net earnings would decrease by $19 million for the year ended December 31, 2003 (2002 — decrease of $19 million). At December 31, 2003, the change would result in increases in deferred credits and other liabilities of $391 million (2002 — increase of $298 million) and property, plant and equipment of $184 million (2002 — increase of $105 million) and decreases in retained earnings of $133 million (2002 — decrease of $114 million) and future income taxes of $74 million (2002 — decrease of $79 million).

  The consolidated financial information for the years ended December 31, 2003 and 2002 does not reflect the change in the presentation of certain transportation costs, certain third party gas purchases and diluent purchases. Effective January 1, 2004, we began presenting certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings. Previously, these costs were netted against revenue. The change represents a reclassification of revenue and expenses and has no effect on net earnings.

(2)
We use cash flow from operating activities before changes in non-cash working capital to analyze our operating performance, leverage and liquidity. Cash flow from operating activities before changes in non-cash working capital does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other companies. Cash flow from operating activities before changes in non-cash working capital is not intended to represent our operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. The following provides a reconciliation of cash flow from operating activities to cash flow from operating activities before changes in non-cash working capital:

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002
	(in millions)
Cash flow from operating activities	$3,048	$2,505	$3,208	$2,050
Increase (decrease) in non-cash working capital relating to operating activities and other	(347)	239	164	226

Cash flow from operating activities before changes in non-cash working capital	$2,701	$2,744	$3,372	$2,276

(3)
Expenditures on property, plant and equipment and exploration for the nine months ended September 30, 2004 include our purchase of a 29.9 percent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for $1,218 million (US$887 million), including closing costs and adjustments and net of acquired cash. Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

(4)
Under our normal course issuer bid for the repurchase of some of our common shares through the facilities of the TSX which began on June 22, 2004, we have repurchased and cancelled 5,956,082 common shares for a total of approximately $388 million, as of November 5, 2004.

(5)
EBITDAX represents earnings before income taxes, interest expense, depreciation, depletion and amortization and exploration expenses. EBITDAX does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other companies. EBITDAX is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDAX, while providing useful information, should not be considered in isolation or as a substitute for net earnings as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. The following table provides a reconciliation of EBITDAX from net earnings:

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002
	(in millions)
Net earnings	$1,316	$1,452	$1,669	$974
Add:
Provision for income taxes	1,118	960	1,306	854
Interest expense	108	139	182	187
Depreciation, depletion and amortization	1,050	1,095	1,539	957
Exploration expenses	159	233	271	301

EBITDAX	$3,751	$3,879	$4,967	$3,273

Summary Segmented Financial Information(1)

	Nine Months Ended September 30,				Year Ended December 31,(2)
	2004		2003		2003		2002
	(in millions)
Upstream
North American Natural Gas
Revenue	$1,452		$1,551		$1,461		$970
Earnings before income taxes	590		691		846		325
Net earnings	369		428		512		179
Cash flow (before changes in non-cash working capital)	640		828		985		534
Acquisition of Prima Energy Corporation	644		—		—		—
Expenditures on property, plant and equipment and exploration	506		394		560		530
Total assets					2,301		2,240
East Coast Oil
Revenue	$1,127		$981		$1,277		$946
Earnings before income taxes	818		643		857		617
Net earnings	558		458		593		430
Cash flow (before changes in non-cash working capital)	781		675		869		687
Expenditures on property, plant and equipment and exploration	199		247		344		289
Total assets					2,247		2,209
Oil Sands
Revenue	$703		$463		$455		$406
Earnings (loss) before income taxes	158		40		(98	)(3)	115
Net earnings (loss)	110		43		(50	)(3)	79
Cash flow (before changes in non-cash working capital)	247		109		127		196
Expenditures on property, plant and equipment and exploration	266		335		448		462
Total assets					1,746		1,473
International
Revenue	$1,409		$1,450		$1,945		$1,239
Earnings before income taxes	639		766		1,039		647
Net earnings	132		253		307		225
Cash flow (before changes in non-cash working capital)	745		711		890		583
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—		—		—		2,234
Expenditures on property, plant and equipment and exploration(4)	1,592		436		525		221
Total assets					3,883		3,544
Downstream
Revenue	$6,928		$6,202		$8,152		$7,321
Earnings before income taxes	348	(5)	268	(5)	335	(5)	418
Net earnings	222	(5)	214	(5)	249	(5)	257
Cash flow (before changes in non-cash working capital)	365		490		601		380
Expenditures on property, plant and equipment and exploration	531		250		424		344
Total assets					3,838		3,841

Notes

(1)
Information in this table does not include our shared services segment which includes investment income, interest expense, foreign currency translation and general corporate revenue and expense. You should refer to Notes 3 and 6 of our audited annual consolidated financial statements and Note 1 of our unaudited interim consolidated financial statements incorporated by reference in this prospectus.

(2)
The consolidated financial information as at and for the years ended December 31, 2003 and 2002 has not been restated to reflect the retroactive adoption of the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. The consolidated financial information for the years ended December 31, 2003 and 2002 does not reflect the change in presentation of certain transportation costs, certain third party gas purchases and diluent purchases. Effective January 1, 2004, we began presenting certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings. Previously, these costs were netted against revenue. The change represents a reclassification of revenue and expenses and has no effect on net earnings.

(3)
Oil Sands earnings for 2003 included a charge of $136 million before tax ($82 million after-tax) relating to costs incurred in finalizing our strategy for converting the Edmonton refinery to process an oil sands feedstock.

(4)
Expenditures on property, plant and equipment and exploration for the nine months ended September 30, 2004 include our purchase of a 29.9 percent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for $1,218 million (US$887 million), including closing costs and adjustments and net of acquired cash. Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

(5)
Downstream earnings for the year ended December 31, 2003, nine months ended September 30, 2003 and nine months ended September 30, 2004 include charges of $250 million before tax ($151 million after-tax), $225 million before tax ($136 million after-tax) and $57 million before tax ($35 million after-tax), respectively, relating to the consolidation of our eastern Canada refinery operations and the closure of the Oakville refinery.

Selected Operating Information

        In this table, "mbbls" and "mmbbls" means thousand barrels and million barrels, respectively, "mmcf" and "bcf" means million cubic feet and billion cubic feet, respectively, "mcm" means thousands of cubic meters per day, and "mboe" and "mmboe" means thousand barrels of oil equivalent and million barrels of oil equivalent, respectively. For the purpose of determining barrels of oil equivalent production and reserves, natural gas is converted using 6,000 cubic feet of gas for one barrel of oil. Where the term boe (barrel of oil equivalent) is used in this prospectus supplement or in the prospectus (or the documents incorporated by reference in this prospectus supplement) may be misleading, particularly if used in isolation. A boe conversion ratio of 6,000 cubic feet of gas for one barrel of oil is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

        Our staff of qualified reserves evaluators generate the reserves estimates used by us. Petro-Canada's reserves staff and management are not considered independent of Petro-Canada for purposes of the Canadian provincial securities commissions. We have obtained an exemption from certain Canadian reserves disclosure requirements to permit us to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, our reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices, although our exemption does permit us to make certain extra disclosure in accordance with Canadian domestic standards, including disclosure of recovery factors and resources, which do not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Further information regarding differences between the U.S. requirements and the Canadian domestic standards is provided in our annual information form dated March 4, 2004 under the headings "Legal Notice—Forward Looking Information / Reserves Estimates" and "Description of the Business—Upstream—Reserves". Also see the "Risk Factors" section of the prospectus.

	Nine Months Ended September 30,			Years Ended December 31,
	2004		2003	2003	2002
Average Daily Production (before royalties)(1)
North American Natural Gas
Crude oil and natural gas liquids (mbbls/day)	15	(3)	17	17	19
Natural gas (mmcf/day)(2)	686	(3)	692	693	722
Total barrels of oil equivalent (mboe/day)	129	(3)	132	132	139
East Coast Oil
Crude oil and natural gas liquids (mbbls/day)	81		86	86	72
Oil Sands
Crude oil and natural gas liquids (mbbls/day)	45		35	36	29
International
Crude oil and natural gas liquids (mbbls/day)	171		181	181	126
Natural gas (mmcf/day)	180		170	175	103
Total barrels of oil equivalent (mboe/day)	201		209	210	143
Total
Crude oil and natural gas liquids (mbbls/day)	312		319	320	246
Natural gas (mmcf/day)	866		862	868	825
Barrels of oil equivalent (mboe/day)	456		462	464	383
Average Daily Production (after royalties)(1)
North American Natural Gas
Crude oil and natural gas liquids (mbbls/day)	11	(3)	13	13	14
Natural gas (mmcf/day)(2)	521	(3)	522	521	558
Total barrels of oil equivalent (mboe/day)	98	(3)	100	99	107
East Coast Oil
Crude oil and natural gas liquids (mbbls/day)	78		84	84	71
Oil Sands
Crude oil and natural gas liquids (mbbls/day)	44		34	36	28
International
Crude oil and natural gas liquids (mbbls/day)	110		113	116	75
Natural gas (mmcf/day)	144		142	149	80
Total barrels of oil equivalent (mboe/day)	134		137	140	89
Total
Crude oil and natural gas liquids (mbbls/day)	243		244	249	188
Natural gas (mmcf/day)	665		664	670	638
Barrels of oil equivalent (mboe/day)	354		355	359	295
	Years Ended December 31,
	2003	2002
Proved Developed and Undeveloped Reserves (before royalties)
Western Canada(4)
Crude oil and natural gas liquids (mmbbls)	41	55
Natural gas (bcf)	2,030	2,181
Total barrels of oil equivalent (mmboe)	379	419
East Coast Oil
Crude oil and natural gas liquids (mmbbls)	71	68

Oil Sands
Crude oil and natural gas liquids (mmbbls)	358	356
International
Crude oil and natural gas liquids (mmbbls)	326	351
Natural gas (bcf)	515	578
Total barrels of oil equivalent (mmboe)	412	447
Total
Crude oil and natural gas liquids (mmbbls)	796	830
Natural gas (bcf)	2,545	2,759
Barrels of oil equivalent (mmboe)	1,220	1,290
Proved Developed and Undeveloped Reserves (after royalties)
Western Canada(4)
Crude oil and natural gas liquids (mmbbls)	32	43
Natural gas (bcf)	1,559	1,673
Total barrels of oil equivalent (mmboe)	292	322
East Coast Oil
Crude oil and natural gas liquids (mmbbls)	67	60
Oil Sands
Crude oil and natural gas liquids (mmbbls)	318	309
International
Crude oil and natural gas liquids (mmbbls)	233	245
Natural gas (bcf)	423	466
Total barrels of oil equivalent (mmboe)	304	323
Total
Crude oil and natural gas liquids (mmbbls)	650	657
Natural gas (bcf)	1,982	2,139
Barrels of oil equivalent (mmboe)	981	1,014
	Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002
Petroleum Product Sales
Gasoline (mcm/day)(5)	24.9	26.0	25.8	25.9
Middle distillates (mcm/day)(6)	20.0	20.4	20.5	19.3
Other (mcm/day)(7)	12.1	10.0	10.5	10.5

Total (mcm/day)	57.0	56.4	56.8	55.7

(1)
Production from new projects and acquisitions has been averaged over the full year.

(2)
These volumes do not include natural gas produced for use in miscible flood schemes or natural gas purchased from third parties for resale.

(3)
Includes production volumes of Prima Energy Corporation subsequent to acquisition.

(4)
Excludes reserves associated with the July 2004 acquisition of Prima Energy Corporation.

(5)
Includes motor and aviation gasolines.

(6)
Includes diesel oils, heating oils and aviation jet fuels.

(7)
Includes heavy fuel oils, asphalts, lubricants, liquefied petroleum gases, petrochemical feedstocks and other petroleum products.

USE OF PROCEEDS

        The net proceeds to the partnership from this offering will be approximately US$394.3 million, after deducting underwriting commissions, and after deducting estimated expenses of the offering of US$1.0 million. All of the net proceeds received by the partnership from the sale of the Notes will be used to repay an unsecured bank credit facility that we established to indirectly fund a portion of the cost of our acquisition of Prima Energy Corporation. The underwriters include an affiliate of the lender which provided this credit facility. Refer to "Underwriting" in this prospectus supplement.

CONSOLIDATED CAPITALIZATION

        The following sets forth our consolidated capitalization as at September 30, 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale of the Notes and the application of the net proceeds, as described under "Use of Proceeds".

        The table should be read together with our unaudited consolidated interim financial statements for the nine months ended September 30, 2004, incorporated by reference in this prospectus supplement and the prospectus. For the purpose of the capitalization table, all US dollar amounts have been translated into Canadian dollars based on the Bank of Canada noon rate on September 30, 2004.

	As at September 30, 2004
	Actual	As Adjusted
	(in millions)
Short-tem notes payable	$218	$218
Long-term debt, including portions due within one year:
4.00% unsecured debentures due July 15, 2013	$379	$379
9.25% unsecured debentures due October 15, 2021	379	379
7.875% unsecured debentures due June 15, 2026	348	348
7.00% unsecured debentures due November 15, 2028	316	316
5.35% unsecured debentures due July 15, 2033	379	379
Capital leases due 2007 to 2017	89	89
Unsecured bank credit facility(1)	506	—
Notes offered hereby(1)	—	506

Total long-term debt	$2,396	$2,396

Total debt	$2,614	$2,614

Shareholders' equity:
Common shares	$1,319	$1,319
Contributed surplus	1,886	1,886
Retained earnings	5,006	5,006
Foreign currency translation adjustment	155	155

Total shareholders' equity	$8,366	$8,366

Total capitalization	$10,980	$10,980

(1)
All of the net proceeds received by the partnership from the sale of the Notes will be used to repay an unsecured bank credit facility that we established to indirectly fund a portion of the cost of our acquisition of Prima Energy Corporation. This credit facility will mature and become payable in January of 2006 unless repaid prior to that time.

DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes (referred to in the prospectus as the "debt securities") supplements and, to the extent inconsistent therewith, replaces the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this section have the meanings given to them in the prospectus. In this section only, "Petro-Canada" refers only to Petro-Canada and not any of its subsidiaries or interests in partnerships or other entities. References to the "partnership" mean PC Financial Partnership. References to "we", "us" or "our" mean the partnership as issuer of the Notes and includes Petro-Canada as the guarantor of the Notes as the context requires.

General

        The Notes initially will be issued in an aggregate principal amount of US$400,000,000 and will mature on November 15, 2014. The Notes will bear interest at the rate of 5.00 percent per year. Interest on the Notes will be payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005, to the persons in whose names the Notes are registered at the close of business on the preceding May 1 or November 1, respectively.

        Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars. The Notes will not be entitled to the benefit of any sinking fund.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the Notes.

        We may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional Notes under the Indenture. Such additional Notes will rank equally and will have the same terms as the Notes offered hereby in all respects (except for the payment of interest accruing prior to the issue date of the new Notes and except for the first payment of interest following the issue date of the new Notes) so that such new Notes may be consolidated and form a single series with the Notes. In the event that additional Notes are issued, we will prepare a new prospectus supplement.

Guarantee

        The Notes will be fully and unconditionally guaranteed by Petro-Canada as to payment of principal, premium, if any, interest and any Additional Amounts.

Ranking and Other Indebtedness

        The Notes will be our direct unsecured and unsubordinated obligations and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The guarantee by Petro-Canada of payment of the Notes will be an unconditional, unsecured and unsubordinated obligation of Petro-Canada and will rank equally and ratably with all of the other unsecured senior indebtedness of Petro-Canada from time to time outstanding. Petro-Canada conducts a substantial portion of its operations through subsidiaries, partnerships and other entities. Petro-Canada's obligations under the guarantee will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Petro-Canada's subsidiaries, partnerships and other entities through which Petro-Canada conducts its operations. At September 30, 2004, Petro-Canada's subsidiaries, partnerships and other entities had approximately $798 million of indebtedness and other liabilities, comprising primarily trade payables but excluding intercompany indebtedness and guarantees.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100 percent of the principal amount of the Notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points, in either case, plus accrued interest thereon to the date of redemption.

        Notice of any redemption will be mailed by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the Notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, applying a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means (A) each of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-Entry System

        The Depository Trust Company (the "Depositary") will act as securities depositary for the Notes. The Notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes ("Global Notes") will be issued for each of the Notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the Notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants ("direct participants") include:

  •
  securities brokers and dealers;

  •
  banks;

  •
  trust companies;

  •
  depositaries for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

        The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

        Purchases of Notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive Notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in the prospectus. In particular, the Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depositary is not obtained, Notes in definitive form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In that event, Notes in definitive form will be printed and delivered.

        To facilitate subsequent transfers, the Global Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the Global Notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Global Notes representing the Notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Payments of principal, premium, if any, and interest on the Notes will be made to the Depositary, as the registered owner of the Global Notes. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interests in the Notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

INTEREST COVERAGE

        The following consolidated interest coverage ratios are calculated for the 12 month periods ended December 31, 2003 and September 30, 2004 based on audited, in the case of December 31, 2003 and unaudited, in the case of September 30, 2004, Canadian GAAP financial information. These interest coverage ratios give effect to the issuance of all of our debt and repayment or redemption thereof as of that date and are adjusted to give effect to the issuance of the Notes and the application of the net proceeds therefrom. For the purpose of the adjusted interest coverage ratio for the 12 months ended September 30, 2004, the Notes are assumed to be issued and the net proceeds applied as of July 28, 2004, being the date of our acquisition of Prima Energy Corporation. The interest coverage ratios do not purport to be indicative of interest coverage ratios for any future periods.

	12 Months Ended September 30, 2004		Year Ended December 31, 2003(3)
	Actual	As Adjusted	Actual	As Adjusted(4)
Interest coverage on debt:
Earnings(1)	18.9 times	18.9 times	16.7 times	16.7 times
Cash flow(2)	30.7 times	30.7 times	25.4 times	25.4 times

(1)
Interest coverage on debt on an earnings basis is equal to net earnings before interest expense and income taxes divided by interest expenditures (interest expense plus capitalized interest).

(2)
Interest coverage on debt on a cash flow basis is equal to cash flow (which is expressed before changes in non-cash working capital) before interest expense and current income taxes divided by interest expenditures (interest expense plus capitalized interest). We use cash flow to analyze our operating performance, leverage and liquidity. Cash flow does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other companies. Cash flow is not intended to represent our operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. The following provides a reconciliation of cash flow from cash flow from operating activities:

	12 Months Ended
	September 30, 2004 Actual	December 31, 2003 Actual
	(in millions)
Cash flow from operating activities	$3,751	$3,208
Increase (decrease) in non-cash working capital relating to operating activities and other	(422)	164

Cash flow	$3,329	$3,372

(3)
The consolidated financial information as at and for the year ended December 31, 2003 has not been restated to reflect the retroactive adoption of the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. Under the new standard effective January 1, 2004, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, and amounts recorded for the related asset are increased by the amount of these liabilities. Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. Asset retirement obligations are not recorded for those assets which have an indeterminate useful life. In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5 percent. Had the consolidated financial information been restated to reflect this new standard, net earnings would decrease by $19 million for the year ended December 31, 2003. This change in accounting for asset retirement obligations would not have a material impact on the interest coverage ratio on an earnings basis and would not impact the interest coverage ratio on a cash flow basis.

(4)
December 31, 2003 as adjusted interest coverage ratios on debt are equal to the actual interest coverage ratios, as the debt associated with the acquisition of Prima Energy Corporation was issued in 2004.

        Our interest expenditures (interest expense plus capitalized interest) amounted to $166 million and $189 million for the 12 months ended September 30, 2004 and December 31, 2003, respectively. Included in interest expenditures are capitalized interest amounts of $15 million and $7 million for the

12 months ended September 30, 2004 and December 31, 2003, respectively. Our earnings before interest expense and income taxes for the 12 months ended September 30, 2004 and December 31, 2003 were $3,133 million and $3,157 million, respectively. Our cash flow before interest expense and current income taxes for the 12 months ended September 30, 2004 and December 31, 2003 were $5,098 million and $4,801 million, respectively.

CREDIT RATINGS

        Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities. The following table discloses the ratings of our unsecured long-term debt securities by the rating agencies indicated:

Rating Agency	Rating
Moody's Investors Service, Inc. ("Moody's")	Baa2
Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. ("S&P")	BBB
Dominion Bond Rating Services ("DBRS")	A (low)

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "Baa" are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

        Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, bonds and long-term debt rated A are of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the "A" category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The ratings from AA to C may be modified by the addition of a "high" or "low" grade to indicate the relative standing of a credit within a particular rating category.

        The credit ratings accorded to the Notes by the rating agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

CERTAIN INCOME TAX INFORMATION

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Fraser Milner Casgrain LLP, our Canadian counsel, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences to a purchaser of the Notes who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), deals with Petro-Canada and the partnership at arm's length within the meaning of the Tax Act, and is neither a resident of Canada nor deemed to be a resident of Canada (a "Non-Resident Holder"). For purposes of the Tax Act, related persons (as defined in the Tax Act) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length. This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"), and all specific proposals to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

        The payment by Petro-Canada or the partnership of interest, premium, if any, or principal on the Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

        No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest, premium, if any, or principal thereon by Non-Resident Holders who do not use or hold and are not deemed to use or hold the Notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Certain United States Federal Income Tax Considerations

        The following describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of the Notes by U.S. Holders and Non-U.S. Holders (as defined below). Persons considering the purchase, ownership or disposition of Notes should consult their tax advisors with regard to the application of the United States, Canadian and other income tax laws to their particular situations.

        This general discussion of certain United States federal income tax consequences applies to you if you acquire the Notes at original issue for cash and hold the Notes as a "capital asset" under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not consider any tax consequences arising under United States federal gift and estate taxes or under the tax laws of any state, local or foreign jurisdiction. In addition, it does not include all of the rules which may affect the United States tax treatment of your investment in the Notes. For example, special rules not discussed here may apply to you if you are:

  •
  a broker-dealer, a dealer in securities or currencies, or a financial institution;

  •
  a pass-through entity (e.g., a partnership) or an investor who holds the Notes through a pass-through entity (e.g., a partner in a partnership);

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  subject to the alternative minimum tax provisions of the Code;

  •
  holding the Notes as part of a hedge, straddle or other risk reduction or constructive sale transaction, conversion transaction or a synthetic security or other integrated transaction; or

  •
  a U.S. Holder whose "functional currency" is not the US dollar.

        Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the United States Internal Revenue Service ("IRS") will take a similar view as to any of the U.S. federal income tax consequences described in this summary.

        This summary may not cover your particular circumstances because it does not consider foreign, state or local tax rules, disregards certain United States federal tax rules and does not describe future changes in United States federal tax rules. Please consult your tax advisor rather than relying on this general description.

U.S. Holders

        This section applies to you only if you are a U.S. Holder (as defined below).

        Definition of United States Holder.    You are a "U.S. Holder" if you hold the Notes and you are:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or of any of its political subdivisions;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has properly elected under applicable United States Treasury regulations to continue to be treated as a United States person.

        If a partnership holds Notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Those investors that are partners of a partnership purchasing Notes are urged to consult their own tax advisors with respect to the particular consequences to them. As used herein, a Non-U.S. Holder means a beneficial owner of a Note who is not a U.S. Holder.

        Payments of Interest.    Interest received on the Notes is generally taxable to you as ordinary interest income. You generally must pay United States federal income tax on the interest on the Notes:

  •
  when it accrues, if you use the accrual method of accounting for United States federal income tax purposes; or

  •
  when you receive it, if you use the cash method of accounting for United States federal income tax purposes.

        Sale or Other Taxable Disposition of the Securities.    You must recognize a gain or loss on the sale, exchange, redemption, repurchase, retirement or other taxable disposition of a Note. The amount of your gain or loss equals the difference between the amount you receive for the Note (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the Note (which will be taxable as interest income if not previously included in gross income), minus your adjusted tax basis in the Note. Your initial tax basis in a Note equals the price you paid for the Note.

        Any such gain or loss on a taxable disposition of a Note as described in the foregoing paragraph will generally constitute a capital gain or loss and will be a long-term capital gain or loss if you held such Note for more than one year. Under current law, net capital gains of non-corporate taxpayers under certain circumstances are taxed at lower rates than items of ordinary income. The deduction of capital losses is subject to certain limitations. If you are a U.S. resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source gain or loss, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

        Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to payments of interest on, and the proceeds of the sale or other disposition of, a Note to U.S. Holders other than certain exempt recipients (including, among others, corporations and certain tax-exempt organizations). In addition, if you are not an exempt recipient, you may be subject to backup withholding tax, currently at a rate of 28 percent, with respect to such payments. The backup withholding tax will not apply to you if you provide your taxpayer identification number ("TIN") in the prescribed manner unless:

  •
  the IRS notifies us or our agent that the TIN you provided is incorrect;

  •
  you are notified by the IRS that you have failed to properly report payments of interest and dividends; or

  •
  in some circumstances, you fail to certify under penalties of perjury that you have furnished a correct TIN and that you are not subject to backup withholding.

        You should consult your personal tax advisors regarding your qualifications for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. If the backup withholding tax does apply to you, you may use the amounts withheld as a refund or credit against your United States federal income tax liability as long as you provide certain information to the IRS. A U.S. Holder who does not provide a correct TIN may be subject to penalties imposed by the IRS.

Non-U.S. Holders

        This section applies to you only if you are a Non-U.S. Holder.

        We intend to take the position that all interest and other payments made with respect to a Note are U.S. source income as obligations of PC Financial Partnership and we intend to withhold U.S. taxes on that basis where applicable.

        Payments of Interest.    You generally will not be subject to United States federal withholding tax on payments of principal or interest (including any additional interest paid on a Note) because of the "portfolio interest exemption" if:

  •
  you are not a United States person for United States federal income tax purposes; and

  •
  either (i) you provide your name and address to us or our paying agent on a properly executed IRS Form W-8BEN (or a suitable substitute form) certifying under penalties of perjury that you are not a United States person; (ii) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its business holds a Note on your behalf, and certifies to us or our paying agent under penalties of perjury that it has received a statement from you, under penalties of perjury, that you are not a United States person and provides us or our paying agent with a copy of such statement; or (iii) you hold your Notes through a "qualified intermediary" and certain conditions are satisfied. Special certification and other rules apply to certain Non-U.S. Holders that are entities rather than individuals.

        You will not, however, qualify for the portfolio interest exemption described above if:

  •
  interest paid on a Note is effectively connected with your conduct of a trade or business in the United States;

  •
  you own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our voting shares;

  •
  you are a controlled foreign corporation with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the Code; or

  •
  you are a bank receiving interest described in Section 881(c)(3)(A) of the Code.

        If you do not claim, or do not qualify for, the benefit of the portfolio interest exemption, you may be subject to 30 percent United States federal withholding tax on interest payments made on a Note. However, you may be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted on Form W-8BEN. You may also be exempt from United States federal withholding tax if you provide a properly completed Form W-8ECI (or other applicable form) stating that interest paid on a Note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under "United States Trade or Business"). In addition, if you are a foreign corporation, you may also be subject to a branch profits tax at a rate of 30 percent on its earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if you satisfy the certification requirements described above.

        Sale or Other Taxable Disposition of the Securities.    You will not generally be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a Note. However, you may be subject to tax on such gain if the gain is effectively connected to your conduct of a U.S. trade or business or, if an income tax treaty applies, attributable to a U.S. permanent establishment, as described below, or if you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you may have to pay a U.S. federal income tax of 30 percent (or, if applicable, a lower treaty rate) on such gain.

        United States Trade or Business.    If you are engaged in a trade or business in the United States and interest on a Note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the

30 percent withholding tax, provided you comply with certain certification and disclosure requirements discussed above in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30 percent (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

        Information Reporting and Backup Withholding.    We must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Backup withholding will not apply to payments of principal and interest on a Note if you comply with certain procedures and certify as to your status as a Non-U.S. Holder under penalties of perjury, generally on a Form W-8BEN (or substitute form), or otherwise establish an exemption, and provided that we do not have actual knowledge or reason to know that you are a U.S. person.

        The payment of the proceeds from the disposition of a Note to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possibly backup withholding, and payments made by the foreign office of a broker that has certain connections to the United States may be subject to information reporting, but not backup withholding. Exemptions apply if you certify as to your Non-U.S. status under penalty of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied.

        Backup withholding tax is not an additional tax and you may use the amounts withheld as a refund or a credit against your United States federal income tax liability as long as you provide certain information to the IRS.

        You should consult your own tax advisor regarding application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your U.S. federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.

        All potential holders of the Notes are urged to consult their own tax advisors with respect to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of the Notes.

UNDERWRITING

        We intend to offer the Notes through the underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between Petro-Canada, the partnership and the underwriters, each underwriter named below has agreed to purchase, and the partnership has agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	US$100,000,000
J.P. Morgan Securities Inc.	100,000,000
Harris Nesbitt Corp.	26,680,000
Scotia Capital (USA) Inc.	26,660,000
RBC Dominion Securities Corporation	26,660,000
ABN AMRO Incorporated	20,000,000
BNP Paribas Securities Corp.	20,000,000
CIBC World Markets Corp.	20,000,000
Deutsche Bank Securities Inc.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
TD Securities (USA) Inc.	20,000,000

Total	US$400,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        The underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed 0.40 percent of the principal amount of the Notes. The underwriters may allow, and other such dealers may reallow, a concession not in excess of 0.25 percent of the principal amount of the Notes, on sales to certain other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price, concessions and discount.

        The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

        The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

        We estimate that our total expenses for this offering will be US$1.0 million.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Each of the underwriters is, directly or indirectly, a majority owned subsidiary of a bank that is currently a lender to us (the "Lenders") and we may be considered to be a connected issuer to each of the Lenders. We were indebted to one of the Lenders for approximately $506 million as of September 30, 2004, under a credit facility, representing approximately 9% of our total indebtedness as of that date and we are also contingently liable to the Lenders under letters of credit and similar instruments for approximately $209 million. The net proceeds of the offering of the Notes will be applied toward some of this indebtedness. We are in compliance with the terms of such credit facilities and none of the banks affiliated with the underwriters were involved in the decision to offer the Notes or in the determination of the terms of the distribution of the Notes. See "Use of Proceeds".

        As a consequence of the sale of the Notes, each of the underwriters will receive a commission on the principal amount of Notes sold by it and it is currently anticipated that the banks affiliated with certain of the underwriters will receive more than 10 percent of the net proceeds from the sale of the Notes as repayment of this indebtedness. Accordingly, this offering is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        We have been advised that certain of the underwriters may make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. We have also been advised that MarketAxess Corporation is providing the system as a conduit for communications between such underwriters and their customers and is not a party to any transactions. We have been advised that MarketAxess Corporation, a registered broker-dealer, will receive compensation from such underwriters based on transactions such underwriters conduct through the system. We have also been advised that such underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering (i.e., if they sell more Notes than are on the cover page of this prospectus supplement) the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions of that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

        Certain legal matters in connection with the issue of the Notes will be passed upon for us by Fraser Milner Casgrain LLP, Calgary, Alberta, and by Torys LLP, New York, New York, and certain legal matters in connection with the issue of the Notes will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As to all matters of Canadian federal and Alberta law, Torys LLP may rely upon the opinion of Fraser Milner Casgrain LLP. As to all matters of U.S. federal and New York law, Fraser Milner Casgrain LLP may rely upon the opinion of Torys LLP.

        The partners and associates of Fraser Milner Casgrain LLP, Torys LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1 percent of our outstanding securities.

US$400,000,000

PC Financial Partnership

5.00 % Senior Notes due 2014

Unconditionally guaranteed as to payment of principal,
premium, if any, and interest by

Petro-Canada

PROSPECTUS SUPPLEMENT
November 8, 2004

Citigroup
JPMorgan

Harris Nesbitt
Scotia Capital
RBC Capital Markets

ABN AMRO Incorporated
BNP PARIBAS
CIBC World Markets
Deutsche Bank Securities
HSBC
TD Securities

QuickLinks

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
CURRENCY EXCHANGE RATES
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
PC FINANCIAL PARTNERSHIP
PETRO-CANADA
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF THE NOTES
INTEREST COVERAGE
CREDIT RATINGS
CERTAIN INCOME TAX INFORMATION
UNDERWRITING
LEGAL MATTERS